ENERGY SERVICES ACQUISITION CORP.
                                2450 First Avenue
                         Huntington, West Virginia 25703



August 25, 2006

VIA FACSIMILE AND EDGAR
----------------------
(202) 772-9206

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      Re: Energy Services Acquisition Corp. (Registration Number 333-133111) Request for Acceleration of Effectiveness
            -----------------------------------------

Ladies and Gentlemen:

     On behalf of Energy Services Acquisition Corp. (the "Company"), we hereby request that the Company's Registration Statement on Form S-1 be declared effective on August 30, 2006, at 5:00 p.m., or as soon thereafter as is practicable.

     The Company hereby acknowledges that:

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,


                                            /s/ Marshall T. Reynolds
                                            Marshall T. Reynolds
                                            Chairman and Chief Executive Officer